“Filed Pursuant to Rule 433

Registration No. 333-161828”

October 16, 2009

Dear Friend of Enterprise Bank,

RE: Potential opportunity to purchase shares through Supplemental Community Offering

The current banking environment continues to provide well-positioned community banks, like Enterprise, with what we believe are unprecedented growth and market share opportunities. Enterprise Bank is experiencing significant growth: deposits, excluding brokered deposits, increased 19% from December 31, 2008 to September 30, 2009 (annualized increase of 26%); and loans increased 12% from December 31, 2008 to September 30, 2009 (annualized increase of 16%); and due to the current environment, we expect growth opportunities to remain strong.

To take advantage of these opportunities, on September 10, 2009, Enterprise Bancorp, Inc. filed a Registration Statement with the Securities and Exchange Commission (SEC), requesting authorization for the flexibility to raise, over a three-year period, up to $25 million in capital.  We anticipate raising $5-10 million of the $25 million in an initial offering which we expect to commence in approximately one-to-two weeks.  We intend to raise capital via a Shareholder Subscription Rights Offering partnered with a Supplemental Community Offering. While the Bank maintains the highest designation of capital measurement from the FDIC, additional capital will position the bank to take advantage of growth opportunities that are being presented to us.

If you are interested in learning more about our Supplemental Community Offering, we invite you to attend one of our Information Sessions on Thursday, October 29, 2009 from 5:00-6:00 PM at Vesper Country Club in Tyngsboro, MA or on Monday, November 2, 2009 from 5:00-6:00 PM at the Radisson Hotel in Chelmsford, MA.  A social hour will immediately follow. If you plan to attend one of the Information Sessions, please contact Katelin Deschenes at (978)656-5584 or at Katelin.Deschenes@ebtc.com.

The Registration Statement that we have filed with the SEC includes a preliminary prospectus, which relates generally to our offering of up to $25 million in capital over a three-year period, and a preliminary prospectus supplement relating specifically to the Shareholder Subscription Rights Offering and the Supplemental Community Offering (which we refer to together as the preliminary prospectus). Once we receive authorization to move forward from the SEC, we will send you a final prospectus with additional information on the offering.  When we begin the offering, if you are interested and before you invest, you should read the final prospectus and other documents that we have filed with the SEC for more complete information about Enterprise Bancorp, Inc. and the Supplemental Community Offering.  Prior to receiving the final prospectus, you may obtain the Registration Statement that we have filed with the SEC and these other documents free of charge by visiting our web site, www.enterprisebanking.com, and clicking on Investor Relations and then clicking on SEC Filings or you may also go to the SEC web site at www.sec.gov, and clicking on Search for Company Filings under Filings & Forms.  Alternatively, you may request a copy of the preliminary prospectus that is contained in the Registration Statement by calling Katelin Deschenes at the bank’s toll-free number 1-877-671-2265 ext. 5584.

We are excited about Enterprise’s ability and opportunity over the coming years to acquire new customers, increase market share and expand geographically.  We believe that customers are continuing to migrate from national and regional banks to strong local community banks, choosing to do business with professionals they know and trust. We believe that the current banking environment - in which many large regional and national financial institutions have lost their local focus and are retrenching - has created significant opportunities for us.

Please do not hesitate to contact us with any questions you may have.

Sincerely,

George L. Duncan	Jack P. Clancy, Jr.	Richard W. Main
Chairman	Chief Executive Officer	President

Matters discussed in this letter contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by the use of the words “expect”, “intend”, “anticipate”, “will”, “plan”, “believe”, “continue”, or similar expressions that predict or indicate future events or trends and which do not relate to historical matters.  Forward-looking statements should not be relied on, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which could cause the actual results of future events to differ materially from the forward-looking statements. For more information about these risks, uncertainties and other factors, please see our most recent annual report on Form 10-K as filed with the Securities and Exchange Commission.